Exhibit 97

Policy Relating to Recovery of Erroneously Awarded Compensation

The following is excerpted from Section 11 (Incentive Compensation Recoupment Policy) of the Company’s Corporate Governance Guidelines (Effective as of October 18, 2023):

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws, the Board shall review any cash and/or equity incentive compensation that was provided to any current or former executive officer during the three most recently completed calendar years on the basis of the Company having met or exceeded specific performance targets during the period subject to restatement.

If the incentive compensation would have been lower had it been based on the restated financial results, then the Board shall require reimbursement of the portion of such compensation that would not have been earned had the incentive compensation been based on the financial results as restated. For incentive compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive compensation was received.

The Board will determine, in its sole discretion, the method for recouping incentive compensation hereunder. The Company shall not indemnify any current or former executive officer against the loss of any incorrectly awarded incentive compensation.

This policy shall be administered by the Board or, if so designated by the Board, the Compensation and Governance Committee, in which case references herein to the Board shall be deemed references to the Compensation and Governance Committee. Any determinations made by the Board shall be final and binding on all affected individuals.